MIDTOWN PARTNERS & CO., LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Investment banking	$	355,501
Loss from securities owned		(43,881)
Interest		3,000
Other		41,859
Total revenues		356,479
OPERATING EXPENSES		
Compensation and benefits		635,849
Occupancy		147,188
Communications		31,836
Professional services		47,408
Bad debt		29,823
Travel		23,073
Licenses and registration		14,973
Other operating expenses		11,020
Total expenses		941,170
NET LOSS	$	(584,691)

See accompanying notes.